Mail Stop 4561

December 20, 2005

Michael J. Thorne
Chief Financial Officer
DynCorp International Inc.
8445 Freeport Parkway, Suite 400
Irving, Texas 75063

Re: **DynCorp International Inc.**
        Amendment No. 2 to Registration Statement on Form S-1
        Filed November 30, 2005
        File No. 333-128637

Dear Mr. Thorne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the revised language on page ii regarding your "leading position." However, we continue to believe that your statement that you are "a leading provider of specialized mission-critical outsourced technical services" is overly broad and not supported by the supplemental materials provided to staff. Specifically, you do not appear to have support for this statement with respect to your security services, base operations, logistics support and aviation services and operations. Please revise your disclosure accordingly or provide us with additional support that shows the revenues from your competitors in those specific areas, after excluding revenues generated from equipment sales.

2.   Please revise your disclosure to include in the summary the first sentence of the second paragraph on page ii that discusses the scope of your leadership position. In addition, please disclose the measurement (e.g., revenues) that supports your leadership position.

Pro Forma Financial Information, page 42

3.   We note your response to our prior comment 4 and will continue to monitor your future amendments for compliance with SAB Topic 1.B.3.

Certain Relationships and Related Transactions, page 91

4.   We note your response to comment no. 7 that the registration rights agreement has a damages assessment clause. Please expand your disclosure to briefly describe the terms of the damage assessment.

Description of Material Indebtedness, page 94

5.   We note your response to comment no. 8 and the revised disclosure. Please state specifically that the lenders are affiliates of the underwriters.

Part II

Undertakings, page II-4

6.   Please include updated undertakings that went into effect on December 1, 2005.

Exhibit 5.1

7.   We note your statement in the fifth paragraph of the opinion that: "the Shares have been duly authorized by the company and, upon payment, and delivery in accordance with the Underwriting Agreement, will be validly, issued, fully paid and nonassessable." Since the underwriting agreement will not be executed until after the registration statement goes effective, please revise this section to delete the qualification with respect to the underwriting agreement. Counsel may instead include language indicating that the opinion assumes delivery in accordance with the terms of the registration statement. Please provide us with a revised opinion.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at 202-551-3438 or Cicely Lucky, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Michael R. Littenberg, Esq. (*via facsimile*)
        Schulte Roth & Zabel LLP